

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 21, 2011

Mr. William E. Snell, Jr.
Chief Executive Officer and Chairman of the Board
Franklin Financial Services Corporation
20 South Main Street
Chambersburg, Pennsylvania 17201

Re: Franklin Financial Services Corporation
Form 10-K for the year ended December 31, 2009, filed March 16, 2010
Form 10-Q for the quarterly period ended March 31, 2010, filed May 10, 2010
Schedule 14A, filed March 26, 2010
<u>**File No. 000-12126**</u>

Dear Mr. Snell:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Michael R. Clampitt
Senior Attorney